UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02020247

NO ACT
1-09924
P.E 12-20-2001

February 28, 2002

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2002

Michael A. Ross
Deputy General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 20, 2001

Dear Mr. Ross:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Citigroup by the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490. We also have received a letter on behalf of the proponent dated January 7, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

Cc: Ray T. Chevedden
Trustee
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
5965 S. Citrus Ave.
Los Angeles, CA 90043

Michael A. Ross
Deputy General Counsel

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Tel 212 559 9788
Fax 212 793 0072
michael.ross@citicorp.com

December 20, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the person listed above for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rules 14a-8(b) and 14a-8(i)(2) promulgated under the Act and six copies of an opinion of Morris, Nichols, Arsht & Tunnell as to certain matters of Delaware law.

Rule 14a-8(b) provides that in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal.

Rule 14a-8(i)(2) provides that a proposal may be omitted if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212-559-9788 or Shelley J. Dropkin at 212-793-7396.

Very truly yours,

Michael A. Ross
Deputy General Counsel

Enclosures

cc: John Chevedden
Ray T. Chevedden and
Veronica G. Chevedden
Family Trust 050490

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2002 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

The Proposal urges the Company to adopt a resolution requesting that the "Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(b) and Rule 14a-(8)(i)(2) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(b) provides that in order to be eligible to submit a proposal, a proponent must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the proponent submits the proposal. Rule 14a-8(i)(2) provides that a proposal may be omitted if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

THE PROPOSAL MAY BE OMITTED BECAUSE THE PROPONENT DID NOT HOLD CITIGROUP SECURITIES FOR THE REQUIRED ONE-YEAR PERIOD PRIOR TO SUBMITTING THE PROPOSAL

Rule 14a-8(b) provides that in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal (and must continue to hold those securities through the date of the meeting).

On November 30, 2000, Citigroup completed its acquisition (the "Acquisition") of Associates First Capital Corporation ("Associates"). The Acquisition was consummated through the merger (the "Merger") of a subsidiary of Citigroup with and into Associates pursuant to which each share of Associates common stock became the right to receive .7334 of a share of Citigroup common stock. Subsequent to the Acquisition, Associates was contributed to and became a wholly owned subsidiary of Citicorp, a wholly owned subsidiary of Citigroup.

The Proponent became a shareholder of Citigroup common stock on November 30, 2000, when the Proponent's shares of common stock of Associates common stock were exchanged for shares of Citigroup common stock upon consummation of the Merger. The records of Citigroup's transfer agent indicate a certificate for Citigroup shares was issued to the Proponent on December 1, 2000. A copy of the transfer agent's record is attached as Exhibit B.

The Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. See, e.g., Exelon Corporation (available March 15, 2001); Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company (available February 19, 1997); Burlington Northern Santa Fe Corp. (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); and Owens-Illinois, Inc. (available February 13, 1985).

In each case cited above, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that each proponent had held shares in the acquired company for more than one year prior to the merger, the Staff took the position that each proponent's holding period for the applicable registrant's shares began when such proponent acquired such registrant's shares pursuant to a merger. As the Staff explained in Burlington Northern Santa Fe Corp. "in light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than ..., the effective time of the acquisition."

The transaction pursuant to which the Proponent acquired shares of Citigroup common stock was also an acquisition effected by a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b), the Proponent acquired shares of Citigroup common stock on November 30, 2000 when the Merger was consummated. Therefore, at the time Proponent submitted the Proposal (October 1, 2001) the Proponent had not owned Citigroup common stock for the requisite one-year period.

The Company believes that the Proposal may be omitted from its 2002 Proxy Materials in accordance with Rule 14a-8(b) because the Proponent has not satisfied the eligibility requirements of Rule 14a-8(b).

THE PROPOSAL MAY BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW

The Proposal seeks to have the Board of Directors (i) obtain shareholder approval prior to adopting any poison pill and (ii) redeem or terminate any pill now in effect. As Citigroup does not have a shareholder rights plan in place, the Proposal is, in effect, a vote on whether or not Citigroup's Board should seek shareholder approval prior to adopting a shareholder rights plan. The Board is effectively being asked to defer to shareholders the decision whether it would be appropriate for Citigroup to adopt a shareholder rights plan.

The Proposal may be omitted from the Company's 2002 Proxy Materials because the action that it seeks to have the Board take would constitute an abdication of the Board's duties in violation of Delaware law, which does not permit a board of directors to delegate to shareholders its duty to determine whether to adopt a rights plan. The Proposal may, therefore, be omitted under Rule 14a-8(i)(2), which provides that a proposal which, if implemented, "would require the registrant to violate any . . . state law" may be omitted.

The Company is a Delaware corporation. As more fully discussed in the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell attached hereto as Exhibit C, parts of which are summarized below, the Proposal, in seeking to permit the shareholders of the Company, and not the Board, to decide whether the Company should have a rights plan, is contrary to Delaware law.

A. The Power and Duty to Determine Whether to Adopt a Shareholder Rights Plan Reside in the Board.

Section 141(a) of the Delaware General Corporation Law, described by the Delaware Supreme Court as the "bedrock of the General Corporation Law," places the responsibility for managing the affairs of a Delaware corporation on its board of directors, not its shareholders:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984); Paramount Communications, Inc. v. Time, Inc., Del. Ch., C.A. Nos. 10866, 10670, 19835, Allen, C., slip op. at 77-78 (July 4, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("directors, not shareholders, are charged with the duty to manage the firm").

The Delaware Supreme Court recently reaffirmed, in the strongest terms, that decisions with respect to the adoption of a rights plan are solely for the board to determine, and not for shareholders. Leonard Loventhal Account v. Hilton Hotels Corp., Del. Supr., No. 584, 2000, Walsh, J., slip op. at 9 (Sept. 6, 2001). A board's authority and duty under Section 141(a) include the authority and duty to decide whether a rights plan should be adopted. Hilton Hotels, supra; Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998); Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985). The Proposal would improperly supplant the Board's judgment on this matter with a shareholder referendum.

B. Limitations on the Power and Duty of the Board to Decide Whether to Adopt A Shareholder Rights Plan Are Impermissible.

In Quickturn, the Delaware Supreme Court struck down a "delayed redemption" provision of a rights plan because that provision limited the board's absolute discretion to determine whether to keep the plan in place or to eliminate it by redeeming rights. More recently, in Hilton Hotels, the Delaware Supreme Court made clear that shareholders cannot overrule a board's decision to have a rights plan.

The decisions of the Delaware Supreme Court in Quickturn and Hilton Hotels are consistent with, and premised upon, fundamental principles of Delaware law regarding directors' duties with respect to shareholder rights plans and anti-takeover measures in general developed by the Court over the years. The Court has said that a limitation on the board's authority with respect to such measures "impermissibly circumscribes the board's statutory power under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties." Quickturn, 721 A.2d at 1292 (emphasis added). In its landmark Unocal decision, the Delaware Supreme Court emphasized that a board has "both the power and the duty" to erect and maintain defenses if the board determines, in exercising its independent judgment in accordance with its fiduciary duties, that doing so is in the best interests of the shareholders. Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 949 (Del. 1985). Indeed, the board's "power and duty" to protect the corporation is the cornerstone of the Delaware Supreme Court's decision in the Moran case where the Court first upheld the validity of rights plans. The Court there made clear that a board is subject to the same unremitting fiduciary obligation whether considering the adoption of a rights plan or the redemption of rights. Only the board has the power, and the concomitant duty, to make such decisions.

C. The Duty of the Board to Determine Whether to Adopt a Rights Plan Cannot Be Delegated to the Shareholders.

The fundamental power and duty of directors to decide whether to adopt a rights plan cannot be delegated to the shareholders, as the Proposal requests. Such an abdication of directorial responsibility would "violate[] the duty of each director to exercise his own best judgment on matters coming before the board." Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (quoted in Quickturn, 721 A.2d at 1292).

The fact that shareholders do not have the ability to control a board's decisions with respect to a rights plan does not, of course, leave shareholders powerless. Under Delaware corporation law their ultimate power is exercised at the ballot box, where they can vote out directors whose view of protecting the corporation differs from their own:

> If the stockholders are displeased with the action of their elected representatives, the powers of corporate democracy are at their disposal to turn the board out.

Unocal, 493 A.2d at 958. That shareholders can vote out directors for making decisions with which they disagree does not, however, permit shareholders to dictate those decisions in the first place, as the authorities discussed above demonstrate. Similarly, and as those same authorities demonstrate, the directors may not abdicate their decision-making responsibility by simply deciding to take instructions from a shareholder majority. Instead, directors have a statutory and fiduciary duty to make their own, independent decision on a matter such as whether to adopt a rights plan.

The Proposal seeks to permit the shareholders of the Company, and not the Board, to decide whether the Company should have a rights plan in violation of Delaware law as articulated by the Delaware Supreme Court.

The Staff has repeatedly permitted companies to exclude proposals that advocate actions that would violate applicable law. See, e.g., Ford Motor Co. (March 19, 2001) (proposal calling for some directors to be drawn by a lottery among holders of common stock and for remainder of directors to be elected by holders of class B stock violated Delaware law and was excludable pursuant to Rule 14a-8(i)(2)); General Dynamics Corp. (March 5, 2001) (proposal to adopt bylaw prohibiting adoption of a shareholder rights plan without prior shareholder approval violated Delaware law and was excludable pursuant to Rule 14a-8(i)(2)); Boeing Co. (March 4, 1999) (proposal to amend bylaws to provide that all issues submitted to a shareholder vote be decided by a simple majority violated Delaware law and was excludable pursuant to Rule 14a-8(i)(2)). Accordingly, the Company believes that it may exclude the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(2)).

In Northwest Airlines Corporation, (February 5, 2001), the SEC staff rejected a no-action request regarding a proposal requesting that a shareholder vote be required to adopt or maintain a shareholder rights plan. It appears that Northwest Airlines only sought to exclude the proposal under Rule 14a-8(i)(1) and not Rule 14a-8(i)(2). As the Proposal seeks to have the Board take action that would, if implemented, violate Delaware law, the position taken by the SEC staff with respect to Northwest Airlines no-action request should not be binding with respect to the Proposal.

As the Proposal would permit the shareholders of the Company, and not the Board, to decide whether the Company should have a rights plan, the Proposal, if implemented, would cause Citigroup to violate Delaware law. As such the Proposal may be omitted pursuant to Rule 14a-8(i)(2).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits the Proponent did not own shares of Citigroup common stock for the requisite one-year period and, in addition, the Proposal would, if implemented, cause Citigroup to violate Delaware law. The Proposal may be omitted pursuant to either Rule 14a-8(b) or Rule 14a-8(i)(2).

5965 S. Citrus Ave.
Los Angeles, CA 90043

PH: 212/559-1000
FX: 212/816-8913
Email: investorrelations@citi.com

Mr. Sanford Weill
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043

Dear Mr. Weill, Chairman and Directors of Citigroup Inc.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden — 11-4-01

Ray T. Chevedden — Date
Trustee
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder of Record
Citigroup Inc.

cc:
Charles O. Prince, III
Corporate Secretary

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

```
 12/05/01 14:13:52        CERTIFICATE HISTORY DISPLAY      ID: CT3       SID01EH1
CITIGROUP INC COMMON                                     TERM: N103      EH         Exhibit B
----------------------------------------------------------------------- PAGE    1
ISSUE#:            7331     OPEN: 11/08/00          RAY T CHEVEDDEN & VERONICA G
ACCOUNT#: 15425-30496     CLOSE:                    CHEVEDDEN TR U A 050490 RAY
TAX ID #: 332-09-8916    ACTIVE:  2/06/01           & VERONICA CHEVEDDEN FAMILY
CUSIP#:      172967101                              TRUST
MASTER SHARES:               384   NKEY:          @ 5965 SOUTH CITRUS AVENUE
CERTIF SHARES:               384                    LOS ANGELES CA           90043
SAOD SHARES:
ACCOUNT FLAGS: 66

  CERTIFICATE             SHARES   ISSUE  SURRENDER    TOTAL SHRS CERTIFICATE FLAGS
_  565093                    384 12/01/00                         00001000 00000000




NEXT FUNCTION => CH         HISTORY SEARCH MODE: ALL                    PF1-HELP
DC900464 NO MORE HISTORY TO DISPLAY                                            ō
```

524.17 AFS shares exchanged
for 384 C shares

EXHIBIT C

Morris, Nichols, Arsht & Tunnell

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

December 19, 2001

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Ladies and Gentlemen:

This is in response to your request for our opinion whether a shareholder proposal dated November 4, 2001 (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by Ray T. Chevedden may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders pursuant to Rule 14a-8(i)(2) under the Securities Exchange Act of 1934.

The Proposal, captioned "Shareholder Vote on Poison Pills," reads as follows:

> Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

As the Company does not currently have a shareholder rights plan in place, thereby mooting the second part of the Proposal regarding the redemption or termination of "any pill now in place," the Proposal, in essence, is that the Company's board of directors (the "Board") seek shareholder approval prior to adopting any shareholder rights plan. The premise underlying the Proposal is that without shareholder approval, the Board will be prohibited from adopting a shareholder rights plan, regardless of how the members of the Board would exercise their own informed business judgment on the matter. Thus, under the Proposal, the Board is asked to defer to a vote of the shareholders on the issue of whether the Company will at any time in the future adopt a shareholder rights plan.

It is our opinion that the Proposal may be omitted from the Company's proxy statement and form of proxy because the action that it seeks to have the Board take would constitute an abdication of the Board's duties in violation of Delaware law which does not permit a board of directors to delegate to shareholders its duty to make the determination whether to adopt a rights plan. As a result the Proposal should be subject to exclusion under Rule 14a-8(i)(2) which authorizes the exclusion of a proposal which would, if implemented, cause the Company to violate state law.

I. The Power and Duty to Determine Whether to Adopt a Shareholder Rights Plan Reside in the Board.

Section 141(a) of the Delaware General Corporation Law, described by the Delaware Supreme Court as the "bedrock of the General Corporation Law," places the responsibility for managing the affairs of a Delaware corporation on its board of directors, not its shareholders:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984); Paramount Communications, Inc. v. Time, Inc., Del. Ch., C.A. Nos. 10866, 10670, 10935, Allen, C., slip op.

at 77-78 (July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("directors, not shareholders, are charged with the duty to manage the firm").

The Delaware Supreme Court recently reaffirmed, in the strongest terms, that decisions with respect to a rights plan are solely for the board, and not for shareholders. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245 (Del. 2001). A board's authority and duty under Section 141(a) include the authority and duty to decide whether a rights plan should be adopted. Hilton Hotels, supra; Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998); Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985). The Proposal would displace the Board's judgment on this matter with a shareholder referendum.

II. Limitations on the Power and Duty of the Board to Decide Whether to Adopt A Shareholder Rights Plan Are Impermissible.

In Quickturn, the Delaware Supreme Court struck down a "delayed redemption" provision of a rights plan because that provision limited the board's absolute discretion to determine whether to keep the plan in place or to eliminate it by redeeming rights. More recently, in Hilton Hotels, the Delaware Supreme Court made clear that shareholders cannot overrule a board's decision to have a rights plan.

The Court in Quickturn emphasized that Section 141(a) of the Delaware General Corporation Law gives a board "full power to manage and direct the business and affairs of a Delaware corporation." 721 A.2d at 1292. Even though the provision at issue there only restricted the power of the board to redeem rights for a limited period of time, even that limitation on the board's authority was found to violate Section 141(a) because it prevented the board from "completely discharging its fundamental management duties." Id. at 1291. Thus,

Section 141(a) does not permit limits (other than in the certificate of incorporation itself)[1] on a board's discretion to decide whether to adopt a rights plan.

The Hilton Hotels decision is the most recent instance in which the Delaware Supreme Court has addressed the division of authority between directors and shareholders as it relates to rights plans. In that case a shareholder argued that it could not be bound by a rights plan that the board had adopted without shareholder approval. Citing the seminal Delaware decision approving rights plans, Moran v. Household Int'l, Inc., supra, the Court rejected this assertion out of hand, saying:

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton Hotels, supra, at 249.

The Proposal requests that the Board place an impermissible limitation on the "prerogative" recognized in Moran as belonging to the Board. One must assume that by using the term "prerogative" the Delaware Supreme Court intended the commonly understood meaning of the term, i.e. "a prior or exclusive right or privilege, especially one peculiar to a rank, class, etc." Webster's New World Dictionary 1152 (1966). In calling for prior shareholder approval of the prior authority recognized in Hilton Hotels to reside in the Board, the Proposal would turn

---

1 The Company's certificate of incorporation does not contain any such limit.

that decision on its head. Hence, if implemented, the Proposal would violate Delaware law as articulated by the Delaware Supreme Court.

The decisions of the Delaware Supreme Court in Quickturn and Hilton Hotels are consistent with, and premised upon, fundamental principles of Delaware law regarding directors' duties with respect to rights plans and anti-takeover measures in general developed by the Court over the years. The Court has said that a limitation on the board's authority with respect to such measures "impermissibly circumscribes the board's statutory power under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties." Quickturn, 721 A.2d at 1293 (emphasis added). In its landmark Unocal decision, the Delaware Supreme Court emphasized that a board has "both the power and duty" to erect and maintain defenses if the board determines, in the exercise of its independent judgment in accordance with its fiduciary duties, that doing so is in the best interests of the shareholders. Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 949 (Del. 1985). Indeed, the board's "power and duty" to protect the corporation is the cornerstone of the Delaware Supreme Court's decision in the Moran case where the Court first upheld the validity of rights plans. The Court there made clear that a board is subject to the same unremitting fiduciary obligation whether considering the adoption, or the redemption, of a rights plan. Only the board has the power, and the concomitant duty, to make such decisions.

III. The Duty of the Board to Determine Whether to Adopt a Rights Plan Cannot Be Delegated to the Shareholders.

The fundamental power and duty of the directors to decide whether to adopt a rights plan cannot be delegated to the shareholders, as the Proposal requests. Such an abdication of directorial responsibility would "violate[] the duty of each director to exercise his own best judgment on matters coming before the board." Abercrombie v. Davies, 123 A.2d 893, 899 (Del.

Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (quoted in Quickturn, 721 A.2d at 1292).

The Delaware Supreme Court recently reaffirmed the rule against "abdication" or "over-delegation" of directorial authority, stating:

> Directors may not delegate the duties which lie "at the heart of the management of the corporation." A court "cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."

Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (citations omitted).

The primacy of the board's role -- and the undelegable nature of the duties the Proposal would seek to delegate to the Company's shareholders -- is nowhere clearer than in the takeover context. As stated by Chancellor Allen, "in recent years the Delaware Supreme Court has made it clear - especially in its jurisprudence concerning takeovers, from Smith v. Van Gorkom through QVC v. Paramount Communications - the seriousness with which the corporation law views the role of the corporate board." In re Caremark Int'l Inc. Deriv. Litig., 698 A.2d 959, 970 (Del. Ch. 1970) (footnote omitted). Indeed, the Delaware Supreme Court has gone so far as to say that a board breached its fiduciary duties by playing a passive role in an auction of the company. See Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261 (Del. 1989).

In another leading case, the Delaware Supreme Court rejected a claim that a board's response to a pending tender offer, which included the board's refusal to redeem a rights plan, should be struck down because a majority of the shareholders wished to tender. The Court made clear that it was the duty of the board, not the shareholders, to make the decision at hand:

> [Plaintiffs'] contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

Paramount Communications, Inc. v. Time, Inc., 571 A.2d at 1154 (emphasis added). In short, a board cannot have taken away from it, nor can it avoid by referring to shareholders, its exclusive authority to decide whether to adopt a rights plan. Indeed, a board that did so would expose itself to potential liability for abdication of its own non-delegable responsibilities.

A board's inability to delegate decisions respecting adoption of a rights plan to shareholders, or simply to defer to the wishes of a shareholder majority, as the Proposal requests, is clear from decisions of the Delaware courts in other contexts, as well. In Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985), the Delaware Supreme Court held that a board could not turn over to shareholders the decision whether to enter into a merger agreement; rather, the board was required to make an independent judgment whether the merger was in the shareholders' best interests and to affirmatively recommend the merger to shareholders before submitting it for their approval. Id. at 873 (stating that board has a duty to make informed, independent decision regarding merger agreement and "may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement"). Similarly, in McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court held that the board of a corporation with an 80% shareholder who clearly could replace the board, and veto any transaction that the board recommended, nonetheless had an unmitigated duty to exercise its independent judgment whether to approve a merger transaction proposed by the 80% shareholder. Id. at 919-20 (stating that the board "could not abdicate its obligation to make an informed decision on the fairness of the merger by simply deferring to the judgment of the controlling shareholder").

The fact that shareholders do not have the ability to control a board's decisions with respect to a rights plan does not, of course, leave shareholders powerless. Under Delaware corporation law their ultimate power is exercised at the ballot box, where they can vote out directors whose view of protecting the corporation differs from their own:

> If the stockholders are displeased with the action of their elected representatives, the powers of corporate democracy are at their disposal to turn the board out.

Unocal, 493 A.2d at 959. That shareholders can vote out directors for making decisions with which they disagree does not, however, permit shareholders to dictate those decisions in the first place, as the authorities discussed above demonstrate. Similarly, and as those same authorities demonstrate, the directors may not abdicate their decision-making responsibility by simply deciding to take instructions from a shareholder majority. Instead, directors have a statutory and fiduciary duty to make their own, independent decision on a matter such as whether to adopt a rights plan.

* * *

In summary, the Proposal seeks to permit the shareholders of the Company, and not the Board, to decide whether the Company should have a rights plan and is, therefore, contrary to Delaware law as articulated by the Delaware Supreme Court. Accordingly, the

Proposal is subject to exclusion from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).[2]

Very truly yours,

Morris, Nichols, Arsht & Tunnell

258080

2 We note that in Northwest Airlines Corporation, 2001 SEC No-Act. LEXIS 168 (Feb. 5, 2001), the SEC staff rejected a no-action request regarding a proposal requesting that a shareholder vote be required to adopt or maintain a shareholder rights plan. It appears that Northwest Airlines only sought to exclude the proposal under Rule 14a-8(i)(1) and not Rule 14a-8(i)(2). As the Proposal seeks to have the Board take action that would, if implemented, violate Delaware law, the position taken by the SEC staff with respect to the Northwest Airlines no-action request should not be binding with respect to the Proposal.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Citigroup Inc. (C)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Citigroup Inc. no action request (NAR). It is believed that Citigroup must meet the burden of proof under rule 14a-8.

The following are believed to be examples of company fallacies, flaws, omissions, inconsistencies and/or lack of valid supporting information:

1) The company description of the exchange of stock seems to be contradictory and lacking in sufficient detail to be conclusive.
2) Associates apparently became the surviving company in a merger with a subsidiary of Citigroup.
3) There is precedent for an exchange of stock having no impact in the determination of the one-year period. For instance General Motors shareholders received Delphi Automotive stock in 1999 and were able to submit Delphi shareholder proposals within 6 months.
4) (Fallacy) The vague "Measures in general developed by the Court over the years," is cited as specific proof.
5) It is not believed that rule 14a-8 encourages proposal exclusion based on key information that the company does submit to the staff, such as distinguishing this from Delphi.
6) The company does not elaborate on how a shareholder vote would interfere with a director's "best judgement."

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: C
Ray T. Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2001

The proposal relates to poison pill plans.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal, he did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponent acquired shares of Citigroup's voting securities in connection with a plan of merger involving Citigroup. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponent's holding period for Citigroup shares did not commence earlier than November 30, 2000, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative basis for omission on which Citigroup relies.

Sincerely,

Grace K. Lee
Attorney-Advisor